

September 24, 2012

Via E-mail
Junwen Wang
Chief Financial Officer
China Kanghui Holdings
No.1-8 Tianshan Road, Xinbei District
CHANGZHOU, JNG 213022
China

>   **Re: China Kanghui Holdings**
>   **Form 20-F for the Fiscal Year Ended December 31, 2011**
>   **Filed April 30, 2012**
>   **File No. 001-34840**

Dear Ms. Wang:

We have reviewed your response letter dated September 12, 2012 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, Net Revenue, page 74

1.   We note the analysis of average selling prices and unit volume in your response to comment 1. In future filings, to the extent that changes in average selling prices or unit volume for individual product lines, either domestically or internationally, have a material impact on your operating results, those amounts should be separately quantified and discussed. For example, please tell us why you disclose on pages 66 and 68 that the average selling prices of both trauma and spine products remained relatively stable, while your response shows that for some periods the products' average selling prices increased significantly.

2.   Also, please reconcile the sum of total trauma revenues and total spine revenues from Annex A to your response letter dated September 12, 2012 to the total trauma and spine revenues in the table on page F-43 of your Form 20-F.

B. Liquidity and Capital Resources, page 78

Operating Activities, page 78

3.   We note your response to prior comment 2. Please address the following:

- Please provide us with a separate aging analysis of domestic and international accounts receivable.
- Discuss for us, in quantified terms, your collection history for balances outstanding greater than six months. We note that your bad debt provision approximates the amount outstanding greater than one year as of June 30, 2012. Quantify how much allowance has been provided on past due balances outstanding less than one year. Describe why balances outstanding greater than one year have not been written off as uncollectible.
- We see that your payment terms for international customers on credit terms are 60 days. Please separately discuss, for each significant country if material, the material factors influencing collections that have resulted in the increase in international DSO as of June 30, 2012 and December 31, 2011, respectively. Please also describe the underlying causes of the rise in your domestic DSO as of June 30, 2012.
- For long outstanding international accounts receivable, please describe what occurs with the thirty percent deposit collected by Shanghai Medical and why. We note the statement that Shanghai Medical retains the thirty percent deposit until the whole transaction is completed. Please also explain the nature of your relationship with Shanghai Medical and whether Shanghai Medical is a related party.

Acknowledgments

4.   We note that the response letter including the representations was signed by the registrant's counsel. Please note that the representations must be provided, in writing, by the company. This may be done, for example, by providing a separate letter from the company or by including an exhibit to the response letter from the company. Accordingly, the company should provide, in writing, a statement acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant